August 17, 2015

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cortendo plc

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted July 22, 2015

CLK No. 0001634432

Dear Mr. Riedler:

On behalf of our client, Cortendo plc, an Irish public limited company (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated August 3, 2015 (the “Letter”) regarding the Company’s above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Initial DRS”), as confidentially submitted to the Commission on July 22, 2015.  Contemporaneous with this submission, the Company is submitting an amendment of the Initial DRS (the “Amended DRS”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Amended DRS.

Enforcement of Judgments, page 190

1.              We note your reply to comment 19. Please name counsel and ensure that a corresponding consent is filed.

Response: We respectfully advise the Staff that we have revised the Enforcement of Civil Liabilities section of the registration statement to specify that we were advised by Irish counsel. We have named Irish counsel under the Legal Matters section and the consent of such counsel will be filed as an exhibit to a subsequent amendment to the registration statement.

Index to Consolidated Financial Statements, page F-1

2.              We acknowledge your response to previous comment 20. As the Reorganization transaction summarized in the explanatory note and in Note 1 on page F-7 has not yet happened and will not happen until after the date of the historical financial statements presented in your submission it is inappropriate to reflect the historical financial statements being those of Cortendo plc. Please relabel the historical financial statement presented as being those of Cortendo AB. In addition, please present audited financial statements of Cortendo plc for some period on or after its formation on May 26, 2015. Finally, please reflect the historical financial statements of Cortendo plc as a separate column in your pro forma financial statements. Otherwise tell us why separate financial statements of Cortendo plc are not required and separately reference for us the authoritative guidance you rely upon to support your position.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the Amended DRS to re-label the historical consolidated financial statements presented, as being those of Cortendo AB instead of Cortendo plc and presenting the separate audited financial statements of Cortendo plc as of May 26, 2015 (inception).

In response to your comment to reflect the historical financial statements of Cortendo plc as a separate column in our pro forma financial statements, we note that since the Amended DRS now includes financial information for the six months ended June 30, 2015, and the combined stock issuances, license agreement and acquisition of the Somatoprim program from Aspireo have all closed on or prior to June 30, 2015, the impact of these transactions is reflected in Cortendo AB’s June 30, 2015 balance sheet. As such, there is no longer a requirement to present a pro forma balance sheet in the Amended DRS. We have included a column in the pro forma statement of operations for Cortendo plc, which presents no adjustments, as the exchange offer will have no income statement impact.

In accordance with Article 11-02(b)(1), we have provided a narrative description of the pro forma effects of the aforementioned transactions that are now reflected in our June 30, 2015 balance sheet. The Cortendo AB financial statements disclose the effects of the exchange offer, which cannot yet be determined, and that such effects will be retrospectively reflected in the historical financial information pursuant to SAB Topic 4C.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-24

3.              We acknowledge your response to previous comment 23. Please revise the presentation of your pro forma balance sheet and statement of operations to include the combined common stock issuances and the Antisense Therapeutics, Ltd. transaction in separate columns with the same prominence as your Aspireo column.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the presentation of our pro forma statement of operations to include our combined common stock issuances and our license agreement with Antisense Therapeutics, Ltd. in separate columns providing the same level of prominence to these transactions as that of our Aspireo transaction.

As noted above, since the Amended DRS now includes financial information for the six months ended June 30, 2015, and the aforementioned transactions all closed on or prior to June 30, 2015 and are therefore reflected in our June 30, 2015 balance sheet, there is no longer a requirement to present a pro forma balance sheet. As such, our Amended DRS no longer includes a pro forma balance sheet.

4.              We acknowledge your response to previous comment 24. We do not believe the fact that you in-license the rights to COR-004 from Antisense Therapeutics is determinative regarding whether the license agreement qualifies as a business. Please identify for us the inputs and processes you acquired under this license and explain to us why they do not qualify as a business. In your response specifically clarify for us who has responsibility to complete the existing Phase II clinical trials and how they impact your assessment of inputs and processes.

Response: The Company respectfully acknowledges the Staff’s Comment and we believe asset acquisition accounting is appropriate as substantiated by the following.

The consideration included $3 million paid for the license fee and $2 million paid to acquire Antisense Therapeutics (ATL) common stock.

We recorded the $3 million paid for the license fee as research and development expenses in accordance with ASC 730-10-25-2, because we concluded there were no alternative future uses and therefore no separate economic values.

We accounted for the purchase of the Antisense common stock using the fair value as evidenced by the quoted market price on the Australian Securities Exchange less a discount determined by a third party appraisal, to reflect the 24-month lock up period.  The purchase of the common stock was recorded as a noncurrent asset also because of the 24-month lock up period. Because the amount paid for the Antisense common stock exceeded the quoted market price on the Australian Securities Exchange (less discount), the additional amounts paid were determined to be part of the license fee and recorded as research and development expense.

We also considered the guidance of ASC 805-10-55-4 and Article 11-01(d) of Regulation S-X to make the determination that the ATL license agreement did not constitute a business. ASC 805-10-55-4 indicates the following:

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

Article 11-01(d) of Regulation S-X considers the following, among other things, when assessing whether a business has been acquired:

1.              Whether the nature of the revenue producing activity of the component generally will remain the same as before the transaction; or

2.              Whether any of the following attributes remain with the attribute after the transaction:

a.              Customer base;

b.              Employee base;

c.               Market distribution system;

d.              Operating rights;

e.               Physical facilities;

f.                Production techniques;

g.               Sales force; or

h.              Trade names

In accordance with the ATL license agreement, we purchased development and commercialization rights to product candidate, ATL1103 (now called COR-004 by Cortendo), for endocrinology applications. The terms of the ATL license agreement do not provide for the assignment or transfer to Cortendo of any ownership of any of the technology, including intellectual property rights subsisting in the technology. Further, we did not acquire assets used in the development process nor did we provide Antisense employees with employment offers and no Antisense employees have joined us otherwise or since.

As of the date we acquired the ATL license, regulatory approval had not been obtained for product candidate COR-004 and therefore there are no revenues and therefore no associated customer relationships and supporting distribution processes.

The ATL license agreement provides us with the right to grant sub-licenses to our affiliates or third parties for the purpose of assisting us with the development and distribution of COR-004. ATL will continue to retain commercialization rights for COR-004 in endocrinology applications in Australia and New Zealand as well as worldwide rights for COR-004 in indications other than endocrinology, and may utilize any new COR-004 data generated by us in pursuing these other indications. ATL will continue to own the intellectual property and trade names. We also did not acquire any facilities from ATL or other intangible assets.

Because we will be pursuing alternative applications of COR-004, an evaluation of our forecasted development expenses indicated that these will not be similar to the expenses prior to the acquisition of the ATL license. Key inputs impacting our development expenses that were not provided under the terms of the ATL license included the following:

•                  Long-lived assets

•                  Intangible assets

•                  Intellectual property

•                  Employees and sales force

In addition, the license agreement did not include rights to ATL’s key development processes such as:

•                  Strategic management processes

•                  Operational processes

•                  Resource management processes

After identifying the key inputs and processes required to develop and commercialize COR-004, we determined that due to the lack of inputs or processes, we could not produce outputs based on the terms of the ATL license agreement and therefore we will have to purchase the long lived assets, source our own employees and create the appropriate processes to develop and commercialize COR-004.

Given the pervasive lack of key inputs and processes, the ATL license purchased does not contain the elements necessary to be deemed a business based on the definition provided by ASC 805 or Article 11-01(d) of Regulation S-X.

As part of our conclusion, we also considered the perspective of a market participant. We determined that a market participant would not have the ability to produce outputs based on the terms of the ATL license agreement and therefore we did not purchase a business consistent with the provisions of ASC 805-10-25-1 or Article 11-01(d) of Regulation S-X. In reaching this conclusion, we also referred to the Ernst & Young publication, Financial Reporting Developments - Business Combinations (dated December 2014), which notes that:

“If an acquirer obtains control of an input or set of inputs without any processes, in most cases we do not believe the acquired input(s) would be considered a business even if a market participant had all the processes necessary to operate the input(s) as a business.”

Additionally, the completion of the existing Phase II clinical trial is the responsibility of ATL and apart from the license to use COR-004, and as more fully described above, we did not acquire from ATL any of the inputs or processes that will be used to complete the existing Phase II clinical trials.  Upon re-reading disclosures throughout the Amended DRS, we noted disclosure with the use of the word “ongoing” with regard to the aforementioned Phase II clinical trial that may be misinterpreted by the reader.  Therefore, to avoid any misinterpretation, we have amended our disclosure on pages 4, 61, 102 and F-27, of the Amended DRS from, “We will be responsible for the ongoing clinical development of COR-004 in endocrinology applications and for the funding of associated future development, regulatory and drug manufacture cost,” to “We will be responsible for the future clinical development of COR-004 in endocrinology applications and for the funding of associated future development, regulatory and drug manufacture cost.”

Based on the above analysis, we concluded that our treatment of the ATL license as an asset acquisition and not a business combination is in accordance with ASC 805 and Article 11-01(d) of Regulation S-X.

Note 2: Pro Forma Adjustments, page F-29

5.              Assuming you can substantiate asset acquisition accounting for your license of COR-004, please tell us why it is appropriate to include the $3.9 million pro forma adjustment I in your pro forma statement of operations when it appears that this charge is directly attributable to your transaction with Antisense Therapeutics and will not recur. Please see Item 11-02(b)(5) of Regulation S-X. To the extent you remove the charge from your pro forma statement of operations, please retain the narrative disclosure explaining the charge that will be recorded in your historical financial statements and explain why it is excluded from your pro forma statement of operations.

Response: The Company respectfully acknowledges the Staff’s Comment and with reference to our response to comment 4, in which we believe we have substantiated asset acquisition accounting, we have revised our pro-forma statement of operations in accordance with Item 11-2(b)(5) of Regulation S-X, as the $3.9 million is directly linked to the transaction and will not recur.

Further, as we have included six month financial information for the period ended June 30, 2015 in our Amended DRS and the aforementioned transaction closed prior to June 30, 2015 and is reflected in our June 30, 2015 balance sheet, there is no longer a requirement to present a pro-forma balance sheet and it has therefore, been removed from our Amended DRS.  As only a pro forma statement of operations is presented in our Amended DRS, we have amended the narrative disclosure with regards to this pro-forma adjustment to explain that the $3.9 million will not be reflected in our pro forma statement of operations as it is directly linked to the transaction and will not recur, as follows:

“On May 13, 2015, the closing date of our license agreement with Antisense Therapeutics Limited (ATL), a public company registered on the Australian Stock Market, we recorded (a) a $3.0 million cash payment for a license fee that will have no alternative use and will therefore be recorded as a research and development expense in our historical financial information and (b) a $2.0 million cash payment for 15,025,075 shares of ATL common stock with a fair value of 0.073 per share (after applying a discount for the 24 month lock up period we are subject to), or $1.1 million. The difference between the amount paid for the ATL common stock of $2.0 million and the fair value of the ATL common stock on the date of the transaction (less discount) of $1.1 million has been recorded as research and development expense in the historical financial information, as we determined that the difference constitutes part of the cost of the license. The fair value of ATL common stock of $1.1 million is recorded as a non current asset as a result of the lock-up period.  The pro forma statements of operations do not reflect the research and development expense of $3.9 million relating to the ATL transaction as the expense is both directly linked to the transaction and will not recur.”

6.              We acknowledge your response to previous comment 25. It is unclear why the contingent repayment of grants that when received were recorded as a reduction to research and development expenses qualifies as a research or development expense under ASC 730-10-20 and how it is an element of research and development costs under ASC 730-10-25-2. Please address the following additional questions:

•                  Explain to us how the obligation to repay the OCS that is characterized as a royalty obligation and includes an interest component as disclosed on pages F-38, F-42 and F-44 qualifies for treatment as a research or development expenditure under US GAAP.

•                  Explain to us why the charge associated with the accrual of the repayment obligation is classified as an “other expense” in the statement of profit or loss of Aspireo Pharmaceuticals for IFRS purposes.

•                  As the definitions of research and development under paragraph 8 of IAS 38 are similar to those under US GAAP and as you disclose on page F-25 that there are no material IFRS to US GAAP differences requiring adjustment, explain why you reclassify an “other expense” for IFRS reporting purposes to research and development expenses for US GAAP reporting purposes.

Response: The Company respectfully acknowledges the Staff’s Comment and we agree that the definitions of research and development under IAS 38 and those under US GAAP are not dissimilar.  In the pro forma financial statements included in the previous filing, we reclassified the OCS payment and related expense from ‘Other expense’ in the Aspireo Pharmaceuticals IFRS financial statements to ‘Research and development’ in our pro forma financial statements, to align with the presentation of our statement of operations, as we considered the OCS payment to be more akin to ‘Research and development’ than ‘General and administrative’.  We have revised our pro forma statement of operations for the year ended December 31, 2014 to now reflect the OCS expense as ‘Other expense’ rather than ‘Research and development’, to more appropriately reflect the nature of the charge in line with ASC 730-10-20 and ASC 730-10-25-2, while recognizing it’s unusal nature and amount, which we believe merits disclosure distinct from ‘General and administrative’.

Further, we note that the repayment obligation to the OCS does not qualify as research and development costs under IAS 38, which indicates that, research is original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding; and development is the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use. In line with the above, the repayment obligation to OCS has been classified as ‘Other expenses’ on Aspireo’s statement of profit or loss for the year ended December 31, 2014, recognizing it’s unusal nature and amount, which merited disclosure distinct from ‘General and administrative’ expense.

*  *  *

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP

cc:                                Stephen Long, Cortendo plc, by e-mail
Stuart Reid, Ernst & Young LLP, by e-mail
Divaker Gupta, Cooley LLP, by e-mail
Brant Siler, Cooley LLP, by e-mail